W. Thomas Conner Direct Phone: +1 202 414 9208 Email: tconner@reedsmith.com	Reed Smith LLP 1301 K Street, N.W. Suite 1000 - East Tower Washington, D.C. 20005-3373 Tel +1 202 414 9200 Fax +1 202 414 9299 reedsmith.com

October 20, 2015

VIA EDGAR

Karen Rossotto

U.S. Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Pointbreak ETF Trust
Registration Statement on Form N-1A
File No. 333-205324; 811-23068

Dear Ms. Rossotto:

On behalf of the registrant, Pointbreak ETF Trust (the “Registrant”), and its sole series, the Pointbreak Buyback Index Fund (the “Fund”), we are responding to the Staff’s comments dated July 29, 2015, in regards to the above-referenced registration statement.

For convenience, each comment is restated below, with the response immediately following. To the extent responses herein reflect revised or additional disclosure, such disclosure will be included in the Pre-Effective Amendment No. 1 filed herewith on EDGAR. All capitalized terms not defined herein have the meaning assigned to them in the Prospectus.

In connection with this correspondence, the Trust, on behalf of the Funds, acknowledges that:

(1)	Should the U.S. Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Prospectus

1. Comment:	We note that the filing is considerably incomplete. We will have additional comments on pre-effective amendments to the registration statement, disclosures made in response to this letter, information you supply to us, and/or exhibits added in any pre-effective amendments.

ABU DHABI ¿ ATHENS ¿ BEIJING ¿ CENTURY CITY ¿ CHICAGO ¿ DUBAI ¿ FRANKFURT ¿ HONG KONG ¿ HOUSTON ¿ KAZAKHSTAN ¿ LONDON ¿ LOS ANGELES ¿ MUNICH ¿ NEW YORK ¿ NORTHERN VIRGINIA
PARIS ¿ PHILADELPHIA ¿ PITTSBURGH ¿ PRINCETON ¿RICHMOND ¿ SAN FRANCISCO ¿ SHANGHAI ¿ SILICON VALLEY ¿ SINGAPORE ¿ WASHINGTON, D.C. ¿ WILMINGTON

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Response:	The Registrant intends Pre-Effective Amendment No. 1 to be a complete registration statement and looks forward to it being declared effective.

Principal Investment Strategies

2. Comment:	On page 1, the first line in this section states that “[t]he Fund generally will invest at least 80% of its total assets in common stocks that comprise the Underlying Index.” We note that the adopting release for rule 35d-1 under the Investment Company Act of 1940 states that the 80% rule is not a safe harbor and we expect an index fund to invest more than 80% of its assets in the securities included in the index. Accordingly, please confirm that the Fund will comply with the requirements of rule 35d-1.

Please also describe the nature of the common stock that comprises the Underlying Index. For example, please disclose 1) the market capitalization of the securities, 2) whether they are of domestic or international issuers (and if from international issuers, whether these include those from emerging markets), 3) any sector focus of the securities, as well as any other defining characteristics of the securities (e.g. growth stocks), that inform investors of the types of securities the Fund is investing in.

Response:	The Registrant confirms that it will conform with the requirements of Rule 35d-1 and has revised its disclosure to state that the Fund will invest at least 90% of its assets in the component securities of its Underlying Index. The Registrant has also revised the prospectus to describe the nature of the common stock.

3. Comment:	The next sentence in this section states that the Index Provider:

Selects common stocks for inclusion in the Underlying Index in accordance with a proprietary selection methodology that identifies a universe of ‘Buyback Companies’…. [To qualify for the universe of Buyback Companies, an issuer must have effected a net reduction in shares outstanding of [5%] or more in the past [12] months.]”

In regard to this disclosure we have the following comments:

a.     Please disclose in greater detail and in Plain English the Index Provider’s selection methodology. In doing so, please explain what the universe of BuyBack Companies is. Please also describe any other bases for exclusion from the Underlying Index. Are all companies that have effected a 5% net reduction in

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shares outstanding included in the index? Or, on what bases would companies be excluded ? Also, please disclose how the index provider will weigh the securities that are included in the index.

b.     With respect to the Underlying Index, please disclose the number of securities anticipated to be included in the index, how often the index is rebalanced and/or reconstituted, and the basis for removing a security from the index. If the number of securities included in the index will change, please disclose the potential range (the disclosure in Tax Risk on page 2, stating that “[w]hen the Underlying Index is concentrated in a relatively small number of securities, it may…” seems to indicate that the securities in the index will vary.)

c.     Please disclose whether the Fund intends to replicate the Underlying Index or hold only a representative sample of the companies in the Underlying Index. We note that several sections refer to both a replication strategy and a representation sampling strategy—please clarify or reconcile these inconsistencies.

d.     Please disclose in Plain English what the Index Provider considers to be a BuyBack Company. In doing so, please explain 1) the methods by which a company may effect a net reduction in its outstanding shares, 2) why a company may choose to engage in a stock buyback or share repurchase, 3) how a stock buyback may impact a company, financially and in its operations, and 4) what traits BuyBack Companies typically exhibit that warrant targeting them as a type of investment.

Response:	With respect to each part of Comment 3, the prospectus has been revised accordingly.

4. Comment:	At the bottom of page 1, it states that the “Fund will not otherwise concentrate its investments in securities of issuers in any one industry or sector.” Please delete this sentence as it is negative strategy.

Response:	The prospectus has been revised accordingly.

5. Comment:	At the top of page 2 it states that the “Fund may invest up to 20% of its total assets in securities other than component securities of the Underlying Index… including… [emphasis added].” To the extent any investment or strategy included within this 20% would be deemed to be a principal strategy of the fund, please describe it here and disclose associated risks in the Principal Risks section of the prospectus. Also, as the Fund is an index-based ETF, please explain how the Fund seeks to achieve its investment objective to “provide investment results that...correspond generally to the price and yield performance of [the Underlying Index]” when it may invest up to 20% of its assets outside the index. Further, please see Comment 2 above noting that an index fund, ETF or otherwise, is expected to invest more than 80% of assets in the components of the index.

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Response:	The Registrant confirms its principal strategy does not include investments in any instruments that are not component securities of the Underlying Index. However, in accordance with the terms of its exemptive relief, the Fund reserves the right to invest up to 10% of its total assets in instruments other than the component securities of its Underlying Index to the extent that the Adviser believes such investments should help the Fund’s overall portfolio track the Underlying Index. The Registrant believes that such investments are consistent with its status as an index-based ETF and are expressly permitted by the Registrant’s exemptive relief. The Registrant acknowledges that such investments are not a principal strategy and has moved applicable disclosure to the “Additional Investment Objectives and Strategies” section of the prospectus.

Principal Risks

6. Comment:	Please disclose in this section the risks associated with investing in BuyBack Companies, as this is the focus of the Fund. In doing so, please consider disclosing, to the extent appropriate, the risk of uncertainty as to why a company may have initiated a stock buyback. These reasons may not be positive, such as the risk a company may be using buybacks (1) to increase their price to earnings or other ratios, (2) to increase their stock price, (3) to alleviate excessive dilution, (4) as a defensive measure, or (5) to cut their own capital expenditures, thereby potentially limiting future growth.

Response:	The prospectus has been revised accordingly.

7. Comment:	Please also disclose the risks associated with the Fund’s use of derivatives. In doing so, please tailor the disclosure to focus on the risks associated with the specific derivatives the Fund uses as a principal investment strategy. In general, please review the adequacy of the disclosure concerning derivatives throughout the registration statement, and make appropriate revisions, in light of the observations set forth in the letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, July 30, 2010 (at http://www.sec.gov/divisions/investment/guidance/ici07010.pdf).

Response:	The Fund does not expect to invest in derivatives. Therefore, all references to derivatives have been removed from the Fund’s principal investment strategies and the Registrant does not believe that risk disclosure relating to investments in derivatives are necessary for this Fund.

8. Comment:	In this section there are a number of risks associated with investment in particular sectors (consumer services, consumer staples, financials, healthcare, etc.). Please disclose the sector focuses of the Fund in the section Principal Investment Strategies above. For each principal risk disclosed, a corresponding principal investment strategy should be disclosed (and vice versa).

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In addition, please briefly describe the types of industries and companies that comprise each sector that is a focus of the Fund. For example, what types of industries are included within the consumer discretionary sector? The consumer services sector? The consumer staples sector?

Response:	The Registrant has disclosed the Fund’s sector focuses in the section regarding principal investment strategies and has disclosed the corresponding risks.

9. Comment:	On page 3, in Consumer Staples Risk, it states that this sector may be affected by “factors affecting consumer demand”. As consumer staples are typically defined by having stable consumer demand, please clarify this disclosure (for example, if this disclosure only applies to tobacco products, please explain that risk).

Response:	The prospectus has been revised to remove reference to “consumer demand.” The Registrant believes that any consumer staple can be impacted by socio-economic trends and therefore highlighting how factors affect individual products within the consumer staples sector may be misleading.

10. Comment:	On page 3, there is risk disclosure associated with investment in Growth Securities. In accordance with comment 2 above, please disclose growth securities as a principal investment strategy of the Fund. In addition, please explain why securities of BuyBack Companies may be considered growth securities (i.e., are stock buybacks typically associated with companies anticipating future growth? Can the opposite also be considered as companies use excess cash to buy back stock, rather than for capital expenditures?).

Response:	The prospectus has been revised to delete risks associated with Growth Securities.

11. Comment:	There are several references to “international economies” throughout this section. In accordance with comment 2 above, please disclose in Principal Investment Strategies that the Fund will invest in securities of issuers in international markets, and, if appropriate, emerging markets. If the Fund will not invest in international issuers, please remove these references from this section.

Response:	The mention of “international economies” in the disclosure relating to “Consumer Discretionary Sector Risk” is not designed to imply that the Fund will invest in securities of foreign issuers. As with all issuers, the issuers included in the Underlying Index may be affected by world events; however, the risks that are unique to investing in foreign issuers will not be principal risks of the Fund. The prospectus has been revised accordingly.

12. Comment:	On page 4, it is unclear how the risk disclosure in Interdependence Risk relates to investment in the Fund. Please clarify the disclosure. Please make similar changes to the disclosure in Security Risk and Structural Risk, both on page 5, to clarify and tie these risks to investment in the Fund. In addition, please consider whether Structural Risk is an accurate heading for the risk outlined in that section.

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Response:	The prospectus has been revised to delete the risks disclosures noted in this Comment 12.

13. Comment:	On page 4, in Non-Diversified Fund Risk, it states that the non-diversified nature of the Fund may “increase the Fund’s volatility and cause the performance of a relatively small number of issuers to have a greater impact on the Fund’s performance.” In this regard, is there a risk that there may not be enough BuyBack Companies to maintain a viable index? If so, please consider including such risk disclosure.

Response:	Item 4(b)(1)(iv) of Form N-1A states the following:

If applicable, state that the Fund is non-diversified, describe the effect of non-diversification (e.g., disclose that, compared with other funds, the Fund may invest a greater percentage of its assets in a particular issuer), and summarize the risks of investing in a non-diversified fund.

While the Registrant does not expect that there is any risk of there being too few BuyBack Companies to maintain a viable index, the Fund may, at times, fail to fall within the definition of a “diversified company” in Section 5 of the 1940 Act. The referenced disclosure is designed to address the risks of investing in a non-diversified investment company, as required by Form N-1A, and is common in investment company prospectuses.

14. Comment:	Also on page 4, in Risks of Investing in the United States, it states that “[t]he Fund has significant exposure to U.S. issuers.” Please disclose the extent of the Fund’s domestic investment in Principal Investment Strategies.

Response:	The prospectus has been revised to state that all components of the Underlying Index must be listed on U.S. Exchanges and be a component of a broad-based U.S. equity index.

15. Comment:	In the following risk, Securities Lending Risk, it states “[t]he Fund may engage in securities lending.” As this sentence describes a strategy, not a risk, please include it in Principal Investment Strategies, rather than this section.

Response:	The prospectus has been revised to delete Securities Lending Risk.

16. Comment:	Item 4(b)(1)(i) of Form N-1A directs funds to “summarize the principal risks of investing in the Fund (emphasis added).” Evaluate whether all of the risks disclosed are principal risks, and remove non-principal risks accordingly. Note that additional disclosure relating to non-principal risks may appear in the statutory prospectus and/or Statement of Additional Information.

<October 20, 2015>

Response:	The prospectus has been revised to remove risks from the summary section that the Registrant does not believe to be principal risks.

Performance Information

17. Comment:	On page 5, in this section, please disclose if the Fund’s performance may be obtained before the completion of a full calendar year of operations. If so, please disclose where this information may be found (e.g., through a website or toll-free phone number). In addition please include the narrative text as required under Item 4(b)(2)(i) of Form N-1A.

Response:	Should the Fund be able to show performance prior to the end of its first calendar year, the performance will be made available to the Fund’s website. The prospectus has been revised accordingly.

Additional Investment Objectives and Strategies

18. Comment:	In the second paragraph of this section it states that “[t]he Fund will invest at least 80% of its total assets in the component securities of the Underlying Index based on the component securities in the Underlying Index.” The Fund’s 80% test is stated differently in the Summary section Principal Investment Strategies. Please state the Fund’s 80% test consistently throughout the registration statement.

Response:	The prospectus has been revised accordingly.

19. Comment:	On page 7, in The Underlying Index, it states that “[t]he ETFs that are components of the Underlying Index are selected using a proprietary methodology of the Index Provider.” However, the first line of Principal Investment Strategies states that “[t]he Fund generally will invest at least 80% of its total assets in common stocks that comprise the Underlying Index.” There is no reference to the Fund’s investment in ETFs in the registration statement or disclosure that they are components of the Underlying Index. Please correct this inconsistency.

Response:	The prospectus has been revised accordingly.

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Additional Risk Information

20. Comment:	On page 7, in Market Risk, there is a reference to “[d]ifferent types of equity securities....” However, in Principal Investment Strategies, it discloses that the Fund “generally will invest in common stocks.” If other types of equities are principal investments of the Fund, please disclose so in Principal Investment Strategies and also disclose the risks associated with those investments. Otherwise, please correct this inconsistency.

Response:	The prospectus has been revised accordingly.

21. Comment:	On page 9, Portfolio Turnover Risk, it states that “[t]he Fund may engage in frequent trading of its portfolio securities in connection with the rebalancing or adjustment of the Underlying Index.” If the Fund expects frequent trading to be a principal strategy, please disclose this in Principal Investment Strategies and also disclose the risks associated with frequent trading in Principal Risks.

In the following risk, Tax Risk, it is unclear the risk that is disclosed in the final sentence of the first paragraph, which begins “The Fund’s efforts to satisfy…”. Please clarify. In addition, the discussion in the second paragraph of this risk is fairly technical and difficult to follow. Please clarify in Plain English the implications for shareholders if the Fund were to fail to qualify as a regulated investment company.

Response:	The prospectus has been revised to remove Portfolio Turnover Risk and revise Tax Risk accordingly.

22. Comment:	On page 9, it is unclear what risks are disclosed in the section Commodity Risk. Will the fund invest in commodities? If not, please revise the title of the section as it is confusing in this regard. Also, please clarify what risks are disclosed in this section and how they relate to a principal investment strategy of the Fund.

Response:	The prospectus has been revised to remove Commodity Risk.

23. Comment:	On page 10, the disclosure in Consumer Services Sector Risk refers to “consumer product manufacturers and retailers.” Does this disclosure describe the risks in the consumer services sector? The section Consumer Discretionary Sector Risk directly above this section has a similar reference to consumer product manufacturers and retailers. How are these sectors different? Please revise as appropriate.

Response:	The prospectus has been revised to remove Consumer Services Sector Risk.

24. Comment:	On page 13, Technology Services Sector Risk should be entitled Telecommunications Services Sector Risk. Please revise.

Response:	The prospectus has been revised accordingly.

25. Comment:	On page 14, in Valuation Risk, it states that “[b]ecause non-U.S. exchanges may be open on days when the Fund does not price its shares, the value of the securities or

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assets in the Fund’s portfolio may change on days when shareholders will not be able to purchase or sell the Fund’s shares.” Please also include this disclosure in the section Buying and Selling the Fund.

Response:	The referenced disclosure is not applicable to the Fund. Therefore, the prospectus has been revised to remove such disclosure from Valuation Risk.

26. Comment:	On page 14, in Fund Management, in accordance with the requirements of Item 10 of Form N-1A, please describe the investment adviser’s experience as an investment adviser.

Also in this section, it states that “[a] discussion regarding the basis for the Board’s approval of the Investment Advisory Agreement will be available in the Fund’s first Annual or Semi-Annual Report.” Please specify either the Annual or Semi-Annual Report and provide a date for the period covered by the relevant report.

Response:	The prospectus has been revised accordingly.

Statement of Additional Information

27. Comment:	On page 3, in Portfolio Holdings, Policy on Disclosure of Portfolio Holdings, in accordance with the requirements of Item 16(f)(1)(vii), please describe the manner in which the board of directors exercises oversight of disclosure of the Fund’s portfolio securities.

Response:	The Statement of Additional Information (“SAI”) has been revised accordingly.

28. Comment:	On page 13, in Investment Restrictions, it states that, “[f]or purposes of [the Fund’s concentration policy] …securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.” However, as an exception to this exclusion, please disclose in the section Concentration at the bottom of page 13, that the Fund’s investments in municipal bonds issued for the purpose of financing specific projects are considered to be investments in the industry of the underlying projects for purposes of determining concentration under the 1940 Act.

Response:	The SAI has been revised accordingly.

29. Comment:	Also, in the section Concentration at the bottom of page 13, it states that “the Fund does not consider investment company securities to be an industry for purposes of its concentration policy.” As the Fund is required to look-through to the securities of the investment companies it invests in, to the extent possible, and consider these securities when determining its compliance with its concentration policy, please delete this sentence.

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Response:	Without necessarily agreeing with the statement that “the Fund is required to look-through to the securities of the investment companies it invests in, to the extent possible, and consider these securities when determining its compliance with its concentration policy,” the SAI has been revised to delete the sentence indicated in the Comment 29.

Very truly yours,

/s/ W. Thomas Conner
W. Thomas Conner

WC:gp